Q1 2020 Results Review May 6th, 2020 Exhibit 99.2

Safe Harbor Statement and Disclosures All statements other than statements of historical fact contained in this presentation including statements regarding our future responses to and effects of the COVID-19 pandemic; competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID-19 outbreak, are neither guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers, including supply chain disruptions caused by mandated shutdowns and the adverse impact on customers, borrowers and other third parties to fulfill their obligations to us; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by COVID-19; travel bans, border closures, other free movement restrictions, and the introduction of social distancing measures in our facilities may affect in the future our ability to operate as well as the ability to operate of our suppliers and distributors; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; further developments of the COVID-19 pandemics not only on our operations, supply chains, distribution network, and level of demands of our products, as well negative evolutions of the economic and financial conditions at global and regional level; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, other pandemics, terrorist attacks in Europe and elsewhere, our ability to achieve the targets set out in the Strategic Business Plan announced on September 3, 2019 at our Capital Markets Day event; our ability to successfully and timely implement the planned spin-off of the Company’s On-Highway business; and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2019, prepared in accordance with U.S. GAAP and in the Company’s EU Annual Report at December 31, 2019, prepared in accordance with EU-IFRS, as well as in the CNH Industrial N.V. Quarterly Reports for the three months ended March 31, 2020 (prepared respectively in accordance with U.S. GAAP and EU-IFRS, that the Company expects to issue in the first half of May 2020). Investors are expressly invited to refer to and consider the information on risks, factors, and uncertainties incorporated in the above mentioned documents, in addition to the information presented here. . Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP. Reconciliations of non-GAAP measures to the most comparable GAAP measures are presented in our earnings press releases, which are available on EDGAR on the SEC’s website at www.sec.gov and on our website at www.cnhindustrial.com. Forward-looking statements are based upon assumptions relating to the factors described in this presentation, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements. The impact of COVID-19 has already exacerbated and is expected to further exacerbate all or part of the risks discussed in this section. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”). All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Introductory Remarks | Short-Term Priorities and Long-Term Strategy Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated. Confirming Transform2Win strategy and priorities Extending spin-off timeline due to market conditions ENSURING SUSTAINABLE OPERATIONAL AND FINANCIAL BUSINESS CONTINUITY SAFEGUARDING HEALTH AND WELLBEING OF OUR EMPLOYEES MONITORING OUR DEALER NETWORK AND SUPPLIER BASE CONTINUITY SUPPORTING OUR CUSTOMERS AND THE COMMUNITIES WE OPERATE IN Daily Global Executive Committee meetings chaired by Acting CEO

Q1 2020 | Highlights Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated. Non-GAAP measures (definition and reconciliation in appendix) Note: @CC means at constant currency Net sales at $5bn, down 17% vs. Q1 2019, due to COVID-19 impact on market conditions across all regions, coupled with previously announced actions to reduce dealer inventory levels All industrial segments strongly impacted by demand disruption since March Negative absorption caused by temporary Covid-related plant shut downs and actions to lower inventory levels (mainly in AG and CE) Seasonal working capital absorption, partially offset by actions implemented on Company inventory and cash preservation measures Industrial Activities Adj. EBIT loss key driver of Adj. Net Loss Second highest March-end Available Liquidity level since Company’s inception On February 28th, €4bn committed revolving credit facility extended for one additional year through March 2025 Industrial Activities Net Sales (14%) at CC Industrial Activities Adj. EBIT (1) Loss $(148)mn Industrial Activities Net Debt (1) $(2.3)bn Adj. Diluted EPS (1) $(0.06) Available Liquidity (1) $9.9bn

Q1 2020 | Industry Unit Performances TRACTORS COMBINES NA EU SA RoW WW Feb YTD Mar month 0-140 HP (9%) (10%) (6%) (17%) (15%) Flat (36%) 140+ HP (7%) (22%) (20%) (30%) (2%) (11%) (12%) (10%) COMPACT AND SERVICE Eq. NA EU SA RoW WW Feb YTD Mar month (14%) (16%) (1%) (31%) (22%) (6%) (44%) General Construction | Road building and site preparation General CE (16%) (22%) 13% (42%) (36%) (22%) (51%) R&S (26%) (32%) 12% (30%) (28%) (5%) (54%) TRUCKS > 3.5t BUSES - (9%) (14%) Flat (7%) Flat (21%) NA EU SA RoW WW Feb YTD Mar month LCV - (14%) (17%) (17%) (15%) (3%) (33%) M&H - (27%) (6%) (24%) (23%) (16%) (34%) Worldwide Tractors industry was down 36% in March month (with EU and RoW down 24% and 43% respectively) NA HHP Tractors down 13% in March month alone Worldwide Combines down 11% in Q1 2020 NA Combines industry down 25% at February YTD Worldwide Construction industry down 48% in March month NA down 39%, EU down 42% and RoW down 54% All industrial segments down >35% across regions excluding SA Worldwide Truck industry was down 34% in March month (EU and RoW down 35% and 34% respectively) LCV were down 34% in EU and down 26% in SA M&H were down 38% in EU and down 14% in SA Worldwide Buses down 21% in March month EU down 30% and SA down 34% Worldwide

Q1 2020 | Company Unit Statistics Worldwide Tractors and Combines production down 40% and 26% respectively in March month vs. last year NA row crop production down 16% in Q1 ‘20 Worldwide channel inventory for Tractors up 3% and for Combines down 3% vs Q1 2019 NA row crop channel inventory down 11% vs. Q1 ‘19 Worldwide total CE industrial segment production down 23% vs. Q1 2019 (down 29% at March month vs. previous year) Worldwide total CE industrial segment channel inventory up 1% vs. Q1 2019 EU production for LCV and M&H down 28% and 21% respectively vs. Q1 2019 EU channel inventory for Trucks down 9% vs. Q1 ’19 Trucks market share in EU at 10.8% (up 40 bps vs. Q1 2019) LCV at 12.1% and M&H up 250 bps to 8.5% Trucks book-to-bill in EU at 1.44 and SA at 1.04 Retail Production Deliveries Note: % changes vs. Q1 2019 8% (20)% (19)% (16)% (33)% (22)% (15)% (33)% (28)% (9)% (25)% (14)% (19)% (32)% (26)% 6% (5)% (16)% COMPACT AND SERVICE Eq. TRACTORS COMBINES General Construction Road building &site prep. Light Duty Trucks Medium & Heavy (18)% (16)% (18)%

Q1 2020 | Financial Summary (1) Non-GAAP measures (definition and reconciliation in appendix) Note: Numbers may not add due to rounding Note: @CC means at constant currency Q1 2020   Q1 2019   Δ U.S. GAAP           Revenues ($bn) 5,461   6,457   (15.4%) Net Sales | Industrial Activities ($bn) 4,993 6,006 (16.9%) Net Income ($mn) (54)   264   (318) Diluted EPS ($) (0.05)   0.19   (0.24)       Non – GAAP (1)     Net Sales | Industrial Activities @CC ($bn) 5,162   6,006   (14.1%) Adjusted EBIT | Industrial Activities ($mn) (148)   278   (426) Adjusted EBIT Margin | Industrial Activities (%) (3.0%) 4.6% (760) bps Adjusted EBITDA | Industrial Activities ($mn) 72   525   (86.3%) Adjusted EBITDA Margin | Industrial Activities (%) 1.4% 8.7% (730) bps Adjusted Effective Tax Rate 31%    26%     (500) bps Adjusted Net Income ($mn) (66) 248 (314) Adjusted Diluted EPS ($) (0.06)   0.18   (0.24) Free Cash Flow | Industrial Activities ($bn) (1) (1,523)   (966)   (57.7%)             Mar 31,2020   Dec 31,2019   Δ Net Industrial (Debt) ($bn) (2.3)   (0.9)   (1.5) Available Liquidity ($bn) 9.9   11.2   (1.4)

Q1 2020 | Industrial Activities Net Sales (1) Note: Net Sales: Excluding Other Activities, Unallocated Items and Adjustment & Eliminations (*) Note: @CC means at constant currency NA EU SA RoW TRACTORS COMBINES OTHERS NA EU SA RoW NA EU SA RoW N.M. NA EU SA RoW C&S (*) Gen. CE (*) R&S (*) TRUCKS BUSES S. VEHICLES ENGINES TRANSM. AXLES AG CE C&SV PT > (15%) vs. Q1 19 < (15%) vs. Q1 19 ($mn) 6,006 (179) (204) (316) (256) 110 5,162 (169) 4,993 Q1 2019 AG CE C&SV PT ELIM & OTHER Q1 2020 @ CC (*) FX TRANSLATION Q1 2020 CHANGE IN NET SALES @ CC (844) IA Segments | Net Sales by Region & Product (as reported) BY REGION NA (North America) EU (Europe) SA (South America) RoW (Rest of World) BY CURRENCY EUR 47% USD 27% BRL 7% CAD 3% GBP 2% AUD 3% OTHER 12%

Q1 2020 | Adj. EBIT walk and IA Adj. EBIT walk by Segment & driver Non-GAAP measures (definition and reconciliation in appendix) (*) PT Pricing net within Volume & Mix 409 (273) (18) (82) 13 24 (76) (14) (21) (38) Adj. EBIT VOL & MIX PRICING NET (*) PROD COST SG&A R&D FX | OTHER UNALLOCATED, ELIM & OTHER FS Adj. EBIT 2019 2020 6.3% (0.7)% INDUSTRIAL ACTIVITIES CHANGE IN ADJUSTED EBIT (426) ($mn) Q1 IA - Adj. EBIT walk by driver (1)                   Agriculture 168 (91) 21 (49) 13 15 (53) 24 Construction 13 (28) (45) (22) (0) 1 (2) (83) Commercial & Specialty Vehicles 51 (88) 6 (17) (1) 6 (13) (56) Powertrain (**) 96 (66) 6 1 2 (8) 31 Eliminations & Other (50) (64) Total Industrial Activities 278 (148) (1) Industrial Segments’ Adj EBIT walks in appendix

Financial Services (*) Including unconsolidated JVs Managed Portfolio (*) & Retail Originations (*) Q1 ’20 retail originations at $2.1bn, down $0.1bn compared to Q1 ‘19 Managed portfolio* at $24.7bn, down $1.4bn compared to March 31, 2019 (down $0.1bn on a constant currency basis) $26.1bn $24.7bn March 31, 2019 March 31, 2020 Retail Wholesale Operating Lease Delinquencies on Book (>30 Days) (**) RoA defined as: EBIT / average managed assets annualized Net Income ($mn) Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 2017 2018 2019 2020 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 2017 2018 2019 2020 Profitability Ratios Gross Margin / Average Assets on Book ROA (**) Net income at $80mn, a decrease of $15mn vs. Q1 2019, primarily attributable to higher risk costs due to deteriorating market conditions driven by COVID-19 and the negative impact of currency translation, partially offset by lower income taxes

Q1 2020 | Net Industrial Debt and Free Cash Flow Non-GAAP measures (reconciliation in appendix) ($bn) (*) Industrial Gross Debt represents third party debt only. Net Industrial Debt includes net intersegment debt, and is offset by cash and cash equivalents, restricted cash and derivative hedging debt Q1 | Net Debt and Free Cash Flow Industrial Activities (1) Change in Working Capital Cash inflow Cash outflow TRADE RECEIVABLES INVENTORIES TRADE PAYABLES OTHER CHG IN WORKING CAPITAL (1.3) Q1 2020 Q1 2019 Net Industrial Debt Net Industrial Cash Flow (2.3) (1.5) (854) 72 (79) (1,293) (166) (63) 6 (1) 68 (2,310) Dec 31, 2019 IA | ADJ EBITDA CASH INTEREST AND TAXES CHANGE IN WORKING CAPITAL CHANGE IN PROVISIONS & OTHERS (1) PP&E CAPEX (2) OTHER CHANGES DIVIDENDS & EQUITY CHANGES (3) FX & OTHER Mar 31, 2020 Free cash flow of Industrial Activities (1,523) (1.0) (1.5)

12

Q1 2020 | Available Liquidity and Debt Maturity Schedule


AVAILABLE LIQUIDITY
($bn)
DEBT MATURITY SCHEDULE (1)
($9.4BN)
6.5
8.1
7.2
8.2
7.6
7.6
10.0
9.9
(3.9)
(2.2)
(1.4)
(1.2)
(0.7)
(3.3)
Mar-end '13
Mar-end '14
Mar-end '15
Mar-end '16
Mar-end '17
Mar-end '18
Mar-end '19
Mar-end '20
9M 2020
2021
2022
2023
2024
Beyond
Cash
Undrawn M/T unsecured Committed Lines
Capital Market
Bank Debt
Other

- €4bn committed revolving credit facility extended for one additional year through March 2025
- Additional funding transactions for $1.1bn equivalent of which $0.8bn drawn in March

- Liquidity to LTM revenue ratio at **37%**
- Industrial Activities Gross debt (*) to Adj. Ind. EBITDA at **2.8x** vs. 2.0x last year
- Industrial Activities Net debt (*) to Adj. Ind. EBITDA at **1.2x** vs. 0.6x last year

- Available liquidity covers capital markets / bank maturities through 2024
- Next 12 months capital market maturities
  - CNH Industrial Capital LLC $600mn bond maturing November 2020

April 2020

- Drawn remaining portion of the additional $1.1bn
- Issued a new C$466mn Canadian retail ABS
- Issued GBP 600mn under the Joint HM Treasury and Bank of England's Covid Corporate Financing Facility (CCFF)

[1] Represents cash portion of debt maturities as of March 31st, 2020
[2] Of which $0.9bn Restricted Cash

(*) Industrial Gross Debt represents third party debt only. Net Industrial Debt includes net intersegment debt, and is offset by cash and cash equivalents, restricted cash and derivative hedging debt

CNH INDUSTRIAL
Q1 2020 Results Review
May 6th, 2020

Q1 2020 | Debt Maturity Schedule Industrial Activities Financial Services Bank Debt Capital Market Other (0.2) (0.4) (0.5) (1.0) - (3.2) 9M 2020 2021 2022 2023 2024 Beyond (3.7) (1.8) (0.9) (0.2) (0.7) (0.1) 9M 2020 2021 2022 2023 2024 Beyond Short-term maturities concentrated in FS business matched with receivables portfolio

Final Remarks

COVID-19 | Emergency Plan – Executive Summary Extended Health & Safety protocols Plan to start in-house production of PPE Leveraging smart and new ways of working Parts network operating notwithstanding Covid-19 emergency, plants reopening started across jurisdictions Various actions to preserve cash and contain costs implemented Accelerating corporate structure and right-sizing reviews Majority of dealers open / on-call throughout Actively monitoring and supporting dealer and supply base Synchronizing supply base and factory restart schedules 80+ initiatives delivered with focus on healthcare $2mn solidarity fund to support individuals and communities Supporting sustainable restart of communities with focus on food, health, education

Q1 2020 | Organic Investment in Future Growth (1) Excluding assets sold under buy-back commitments and assets under operating leases Capex at $63mn down 18% vs. Q1 2019 Capex at 1.3% of net sales in Q1 2020 CAPEX (1) ($mn) R&D at $214mn down 12% vs. Q1 2019 R&D at 4.3% of net sales in Q1 2020 R&D (1) 77 63 2019 2020 Q1 244 214 2019 2020 Q1 Total spending (Capex + R&D) in new products was $117mn, up 6% vs. Q1 ‘19 Digitalization; Electrification; Autonomous & Telematics Regulatory Other New Products $117mn While adapting our investment priorities to current emergency situation, we remain firmly committed in continuing to invest in our future growth

Q1 2020 | Organic Growth – New Product launches and Awards

17



CASE IH

New line of articulated 4WD tractors. Proven power with a redesigned cab. Includes advanced technology for easier operation and ultimate connectivity. Available in EU in Autumn 2020



IVECO S-WAY

IVECO wins prestigious iF DESIGN AWARD 2020 for the IVECO S-Way heavy duty truck. Recognized as a symbol of design excellence



NEW HOLLAND

The new WORKMASTER models, available in 95, 105 and 120 horsepower, have been designed to meet a wide range of customer needs and provide unmatched comfort, simplicity and visibility with a low cost of ownership

IVECO BUS

IVECO BUS signed an agreement with Otokar Otomotiv ve Savunma Sanayi A.Ş to locally manufacture products under the IVECO BUS brand at its facilities in Sakarya, Turkey



CASE "Project Zeus"

Fully electric backhoe loader will significantly lower daily operating costs, produce zero emissions, reduce maintenance demands and satisfy local/project-based incentives for working with electric equipment/vehicles



FPT INDUSTRIAL

F28 engine awarded "diesel of the year". The F28 is compliant with Stage V and Tier 4 Final emission standards

CNH INDUSTRIAL

Q1 2020 Results Review

May 6th, 2020

Q1 2020 | Inorganic Growth IVECO and FPT together with Nikola Motor Company announce future Nikola TRE production in Ulm, Germany The Nikola TRE will be manufactured, through the European Joint Venture, in Ulm, Germany, at the IVECO manufacturing facility In the first stage of the project, €40mn will be invested by the JV to upgrade the manufacturing facility, which will focus on final assembly of the vehicle The Nikola TRE currently in development is based on the new IVECO S-WAY platform and integrates Nikola’s electric power train technologies, controls and infotainment The first models to enter production will be the battery-electric 4x2 and 6x2 articulated trucks with modular and scalable batteries with a capacity of up to 720 kWh and an electric powertrain that delivers up to 480 kW of continuous power output Focus of the collaboration is to leverage each partners’ respective expertise to successfully deploy zero-emission heavy-duty trucks and to disrupt the industry with an entirely new business model On March 11th, FPT Industrial, announced that it has acquired Potenza Technology, a company specialized in the design and development of electric and hybrid powertrain systems. This acquisition represents another step in FPT Industrial’s path towards electrification, one of the pillars of its multi-power strategy FPT Industrial, signed a MoU with Yanmar Marine International, foreseeing a commercial cooperation to develop and supply marine engines.

Final Remarks – Key Takeaways Committed to emerge from this crisis as a stronger and more efficient company $9.9bn available liquidity providing solid cash base and headroom, remaining dedicated to maintain it strong throughout the year Continued positive long term prospects of Agricultural end-markets and sustainable transportation with Company positioned for future success Perform & Simplify and Optimize initiatives even more relevant under current environment, to prepare for a sustainable and profitable growth in the “New Normal”

Appendix

Q1 2020 | Financials by Segment

21

REVENUES	Q! 2020	Q1 2019	% Chg	% Chg. @cc
Agriculture	2,244	2,490	(9.9%)	(7.2%)
Construction	422	640	(34.1%)	(31.8%)
Commercial & Specialty Vehicles	2,021	2,414	(16.3%)	(13.1%)
Powertrain	753	1,036	(27.3%)	(24.7%)
Eliminations & Other	(447)	(574)	-	-
Total Industrial Activities	4,993	6,006	(16.9%)	(14.1%)
Financial Services	489	474	3.2%	6%
Eliminations & Other	(21)	(23)	-	-
Total	5,461	6,457	(15.4%)	(12.6%)

Gross Profit	Q1 2020	$ Chg.	Margin	% Chg.
Agriculture	343	(185)	15.3%	(5.9%)
Construction	(9)	(99)	(2.1%)	(16.2%)
Commercial & Specialty Vehicles	167	(110)	8.3%	(3.2%)
Powertrain	84	(71)	11.2%	(3.8%)
Eliminations & Other	(6)	4		
Total Industrial Activities	579	(461)	11.6%	(5.7%)
Financial Services	165	(5)	33.7%	(2.2%)
Eliminations & Other				
Total	744	(466)	13.6%	(5.1%)

Adj. EBIT	Q1 2020	$ Chg.	% Chg.	Margin	Bps Chg.
Agriculture	24	(144)	(85.7%)	1.1%	(560)
Construction	(83)	(96)	(738.5%)	(19.7%)	(2,170)
Commercial & Specialty Vehicles	(56)	(107)	(209.8%)	(2.8%)	(490)
Powertrain	31	(65)	(67.7%)	4.1%	(520)
Eliminations & Other	(64)	(14)	-	-	-
Total Industrial Activities	(148)	(426)	(153.2%)	(3.0%)	(760)
Financial Services	110	(21)	(16%)	22.5%	(510)
Eliminations & Other	-	-	-	-	-
Total	(38)	(447)	(109.3%)	(0.7%)	(700)

Adj. EBITDA	Q1 2020	$ Chg.	% Chg.	Margin	Bps Chg.
Agriculture	88	(155)	(63.8%)	3.9%	(590)
Construction	(70)	(97)	(359.3%)	(16.6%)	(2,080)
Commercial & Specialty Vehicles	58	(119)	(67.2%)	2.9%	(440)
Powertrain	60	(68)	(53.1%)	8.0%	(440)
Eliminations & Other	(64)	(14)	-	-	-
Total Industrial Activities	72	(453)	(86.3%)	1.4%	(730)
Financial Services	173	(24)	(12.2%)	35.4%	(620)
Eliminations & Other	-	-	-	-	-
Total	245	(477)	(66.1%)	4.5%	(670)

(1) Non-GAAP measures (definition and reconciliation in appendix)

CNH INDUSTRIAL

Q1 2020 Results Review

May 6th, 2020

Industrial Activities | Q1 2020 Net Sales Split Note: Numbers may not add due to rounding (*) C&S: Compact and Service; General CE: General Construction; R&S : Road building and site preparation Agriculture Q1 2020 | Split Chg. vs. Q1 ’19 Construction Q1 2020 | Split Chg. vs. Q1 ’19 By region: By region: NA 37% (3%) NA 40% (44%) EU 35% (16%) EU 22% (32%) SA 13% (16%) SA 16% (6%) RoW 15% (4%) RoW 22% (29%) By product: By product: TRACTORS 59% (8%) C&S (*) 47% (35%) COMBINES 17% (19%) General CE (*) 41% (38%) OTHERS 24% (7%) R&S (*) 12% (12%) Commercial & Specialty Vehicles Q1 2020 | Split Chg. vs. Q1 ’19 Powertrain Q1 2020 | Split Chg. vs. Q1 ’19 By region: By region: NA n.m. n.m. NA 4% (24%) EU 81% (17%) EU 74% (26%) SA 6% (14%) SA 6% (20%) RoW 13% (11%) RoW 16% (36%) By product: By product: TRUCKS 79% (19%) ENGINES 89% (29%) BUSES 16% (7%) TRANSM. 2% (35%) OTHERS 5% 0% AXLES 9% (23%)

AG | Financial Results Note: at CC means at constant currency Adj. EBITDA & Adj. EBIT walk ($mn) NA EU SA RoW Q1 ’20 Change vs. prior year 243 75 168 (91) 21 (49) 13 15 (53) 24 64 88 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT D&A Adj. EBITDA Q1 2019 Q1 2020 Net Sales 9.8% 6.7% 1.1% 3.9% Lower wholesale volume and, unfavorable market and product mix, negative fixed cost absorption primarily in EU due to plant shutdowns, higher product costs, and costs associated with product quality actions Positive price realization, disciplined cost management and favorable purchasing performance Negative FX exchange primarily from SA Q1 2020 2019 Δ Δ At CC 2,244 2,490 (9.9)% (7.2)% Q1 TRACTORS COMBINES OTHERS Q1 ’20 Change vs. prior year < (15%) vs. Q1 19 > (15%) vs. Q1 19

CE | Financial Results (*) C&S: Compact and Service Equipment; General CE: General Construction; R&S : Road building and site preparation Note: at CC means at constant currency Adj. EBITDA & Adj. EBIT walk ($mn) NA EU SA RoW Q1 ’20 Change vs. prior year 27 14 13 (28) (45) (22) (0) 1 (2) (83) 13 (70) Adj. EBITDA D&A Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT D&A Adj. EBITDA Q1 2019 Q1 2020 Net Sales 4.2% 2.0% (19.7)% (16.6)% Negative volume and mix including negative fixed cost absorption Net pricing was impacted by retail program enhancements in response to COVID-19 impacted market conditions and channel destocking actions Product cost increased due to plant shutdowns, and costs associated with continued quality improvement initiatives Q1 2020 2019 Δ Δ At CC 422 640 (34.1)% (31.8)% Q1 C&S (*) General CE (*) R&S (*) Q1 ’20 Change vs. prior year < (15%) vs. Q1 19 > (15%) vs. Q1 19

C&SV | Financial Results Note: at CC means at constant currency ($mn) Adj. EBITDA & Adj. EBIT walk ($mn) NA EU SA RoW N.M. Q1 ’20 Change vs. prior year 177 126 51 (88) 6 (17) (1) 6 (13) (56) 114 58 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT D&A Adj. EBITDA Q1 2019 Q1 2020 Net Sales 7.3% 2.1% (2.8)% 2.9% Q1 Critical market conditions, particularly in EU, generating lower volumes and higher product costs due to plant shutdowns Positive price realization partially reduced by unfavorable foreign exchange 2020 2019 Δ Δ At CC 2,021 2,414 (16.3)% (13.1)% Q1 TRUCKS BUSES SPECIALTY VEHICLES Q1 ’20 Change vs. prior year < (15%) vs. Q1 19 > (15%) vs. Q1 19

PT | Financial Results Note: at CC means at constant currency (*) (*) 3rd Party sales at 44% in 2020 vs. 47% in FY 2019 Adj. EBITDA & Adj. EBIT walk ($mn) NA EU SA RoW Q1 ’20 Change vs. prior year 128 32 96 (66) 6 1 2 (8) 31 29 60 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX | PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT D&A Adj. EBITDA Q1 2019 Q1 2020 Net Sales 12.4% 9.3% 4.1% 8.0% Unfavorable volume and mix, partially offset by positive price realization Product cost efficiencies Q1 2020 2019 Δ Δ At CC 753 1,036 (27.3)% (24.7)% Q1 ENGINES TRANSM. AXLES Q1 ’20 Change vs. prior year < (15%) vs. Q1 19 > (15%) vs. Q1 19

Reconciliation of Net Income (Loss) to Adj. EBIT and EBITDA by Segment (US GAAP)

27

($mn)	Q1 2020							
	AG	CE	C&SV	PT	Unallocated Items, Elim. & Other	**Industrial Activities**	**Financial Services**	**Total**
Net Income (Loss) [1]								
Add back:						(134)	80	(54)
Interest expenses of Industrial Activities, net of interest income and eliminations						59	-	59
Foreign exchange (gains) losses, net						(2)	-	(2)
Finance and non-service component of Pension and other post-employment benefit costs[2]						(30)	-	(30)
Income tax expense						(53)	30	(23)
Adjustments:								
Restructuring expenses	2	1	2	-	-	5	-	5
Other discrete items					7	7		7
Adjusted EBIT	24	(83)	(56)	31	(64)	(148)	110	(38)
Depreciation and Amortization	64	13	49	29	-	155	-	155
Depreciation of assets under operating leases and assets sold with buy-back commitments	-	-	65	-	-	65	63	128
Adjusted EBITDA	88	(70)	58	60	(64)	72	173	245

(1) For Industrial Activities, net income net of "Results from intersegment investments".
(2) In the three months ended March 31, 2020, this item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

CNH INDUSTRIAL

Q1 2020 Results Review

May 6th, 2020

Reconciliation of Net Income (Loss) to Adj. EBIT and EBITDA by Segment (US GAAP) ($mn) Q1 2019 AG CE C&SV PT Unallocated Items, Elim. & Other Industrial Activities Financial Services Total Net Income (Loss) (1) Add back:           169 95 264                           53     53 Interest expenses of Industrial Activities, net of interest income and eliminations 9 9 Foreign exchange (gains) losses, net           (15)   (15) Finance and non-service component of Pension and other post-employment benefit costs(2)           54 36 90 Income tax expense                 Adjustments: Restructuring expenses 3 -  5 -  -  8 -  8 Adjusted EBIT 168 13 51 96 (50) 278 131 409 Depreciation and Amortization 75 14 47 32   168 1 169 Depreciation of assets under operating leases and assets sold with buy-back commitments     79     79 65 144 Adjusted EBITDA 243 27 177 128 (50) 525 197   722 For Industrial Activities, net income net of “Results from intersegment investments”. In the three months ended March 31, 2019, this item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

Q1 2020 Reconciliation of Adj. net income and Adj. income tax (expense) to Net Income (loss) and Income tax (expense) and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP ($mn) Q1 2020  Q1 2019  Net income (loss) (54)   264 Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a) (18)   (22) Adjustments impacting Income tax (expense) (b) 6   6       Adjusted net income (66)   248 Adjusted net income attributable to CNH Industrial N.V. (77)   241 Weighted average shares outstanding – diluted (million) 1,350   1,356 Adjusted diluted EPS ($) (0.06)   0 .18 Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (76)   349 Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a) (18)   (22) Adjusted income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (A) (94)   327 Income Tax (expense) 23   (90) Adjustments impacting Income tax (expense) (b) 6   6 Adjusted income tax (expense) (B) 29   (84) Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A) 31%   26%

Q1 2020 ($mn) Reconciliation of Adj. net income and Adj. income tax (expense) to Net Income (loss) and Income tax (expense) and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP Q1 2020   Q1 2019   (a) Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates Restructuring expenses 5 8 Pre-tax gain related to the modification of a healthcare plan in the U.S. (30)   (30) Other discrete items 7 - Total (18)   (22)   (b) Adjustments impacting Income tax (expense) Tax effect of adjustments impacting Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates 6 6 Total 6 6

Capex (1) (1) Excluding assets sold under buy-back commitments and assets under operating leases Q1 2020 Q1 2019 Investments in property, plant and equipment, and intangible assets (1) 63 77 Breakdown by Category NEW PRODUCT & TECHNOLOGY 56% 42% MAINTENANCE & OTHER 43% 54% INDUSTRIAL CAPACITY EXPANSION & LT INVESTMENTS 1% 4% Breakdown by Segment AGRICULTURAL 50% 49% CONSTRUCTION 11% 7% COMMERCIAL & SPECIALTY VEHICLES 27% 30% POWERTRAIN 12% 14% ($mn)

Capex (1) (1) Excluding assets sold under buy-back commitments and assets under operating leases Q1 2020 Q1 2019 Investments in property, plant and equipment, and intangible assets (1) 63 77 Breakdown by Category NEW PRODUCT & TECHNOLOGY 56% 42% MAINTENANCE & OTHER 43% 54% INDUSTRIAL CAPACITY EXPANSION & LT INVESTMENTS 1% 4% Breakdown by Segment AGRICULTURAL 50% 49% CONSTRUCTION 11% 7% COMMERCIAL & SPECIALTY VEHICLES 27% 30% POWERTRAIN 12% 14% ($mn)

Reconciliation of Total Debt to Net Debt (US GAAP) Mar 31, 2020 Dec 31, 2019 Mar 31, 2020 Dec 31, 2019 Mar 31, 2020 Dec 31, 2019 Third party debt (23,518) (24,854) (5,326) (5,226) (18,192) (19,628) Intersegment notes payable - - 1,491 1,332 (901) (1,120) Total (Debt) (1) (23,518) (24,854) (6,817) (6,558) (19,093) (20,748) Plus: Cash and cash equivalents 3,850 4,875 3,429 4,407 421 468 Restricted cash 854 898 122 120 732 778 Intersegment notes receivables - - 901 1,120 1,491 1,332 Other current financial assets 51 58 51 58 - - Derivatives hedging debt 4 (1) 4 (1) - - Net (Debt) / Cash (2) (18,759) (19,024) (2,310) (854) (16,449) (18,170) Consolidated Industrial Activities Financial Services ($mn) (1)Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,491 million and $1,332 million as of March 31, 2020 and December 2019, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $901 million and $1,120 million as of March 31, 2020 and December 2019, respectively. (2)The net intersegment (receivable)/payable balance recorded by Financial Services relating to Industrial Activities was $(590) million and $(212) million as of March 31, 2020 and December 2019, respectively

From Total Debt to Net Industrial Debt Mar 31, 2020 Dec 31, 2019 Total (Debt) (1) (23,518) (24,854) Financial Services Third Party Debt 18,192 19,628 Intersegment Note Payables (1,491) (1,332) Intersegment Note Receivables 901 1,120 Cash and cash equivalents 3,429 4,407 Restricted cash 122 120 Other current financial assets 51 58 Derivatives hedging debt 4 (1) Net Industrial (Debt) / Cash (2) (2,310) (854) ($mn) (1) Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,491 million and $1,332 million as of March 31, 2020 and December 2019, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $901 million and $1,120 million as of March 31, 2020 and December 2019, respectively. (2)The net intersegment (receivable)/payable balance recorded by Financial Services relating to Industrial Activities was $(590) million and $(212) million as of March 31, 2020 and December 2019, respectively Q1 2020 Q1 2019 Net (debt)/cash of Industrial Activities at beginning of period (854) (599) Adjusted EBITDA of Industrial Activities 72 525 Cash interest and taxes (79) (142) Changes in provisions and similar(1) (166) (162) Change in working capital (1,293) (1,132) Operating cash flow of Industrial Activities (1,466) (911) Investments in property, plant and equipment, and intangible assets(2) (63) (77) Other changes 6 22 Free cash flow of Industrial Activities (1,523) (966) Capital increases and dividends(3) (1) (1) Currency translation differences and other 68 91 Change in Net debt of Industrial Activities (1,456) (876) Net (debt)/cash of Industrial Activities at end of period (2,310) (1,475) (1)Including other cash flow items related to operating lease and buy-back activities. (2)Excluding assets sold under buy-back commitments and assets under operating leases. (3)Including share buy-back transactions.

Reconciliation of Net cash provided by (used in) Operating Activities to Free cash flow of Industrial Activities under U.S. GAAP ($mn) Q1 2020 Q1 2019 Net cash provided by (used in) Operating Activities (532) (751) Net cash (provided by) used in Operating Activities of Financial Services (881) (70) Intersegment eliminations 40 7 Net cash provided by (used in) Operating Activities of Industrial Activities (1,373) (814) Change in derivatives hedging debt of Industrial Activities 5 3 Investments in assets sold under buy-back commitments and operating lease assets of Industrial Activities (98) (100) Operating cash flow of Industrial Activities (1,466) (911) Investments in property, plant and equipment, and intangible assets of Industrial Activities (63) (77) Other changes (1) 6 22 Free cash flow of Industrial Activities (1,523) (966) (1) This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments

Debt Maturity Schedule | Breakdown Note: Numbers may not add due to rounding Outstanding Mar 31, 2020 9M 2020 2021 2022 2023 2024 Beyond (4.2) Bank Debt (2.7) (0.8) (0.3) (0.2) (0.1) (0.1) (8.4) Capital Market (1.1) (1.5) (1.0) (1.0) (0.6) (3.2) (0.1) Other Debt (0.1) (0.0) (0.0) (0.0) (0.0) (0.0) (12.7) Cash Portion of (Debt) Maturities (3.9) (2.2) (1.4) (1.2) (0.7) (3.3) (4.8) Cash & Cash Equivalents (0.9) of which restricted cash (5.2) Undrawn Committed credit lines 9.9 Total Available Liquidity ($mn)

Europe Trucks | Company performance (*) Europe: 27 countries reflecting key markets where the segment competes (excluding United Kingdom and Ireland for market share reporting purposes); (1) Company’s estimated market share in the European truck market (GVW ≥3.5 tons) Q1         2017 2018 2019 2020             MKT SHARE(1) Light (3.5-7.49t) 14.2% 13.8% 13.1% 12.1% M&H (≥7.5t) 9.3% 8.2% 6.0% 8.5%   Europe (*) 12.2% 11.6% 10.4% 10.8% B-TO-B Light (3.5-7.49t) 1.25 1.35 1.21 1.50 M&H (≥7.5t) 1.19 1.04 1.12 1.27   Europe 1.23 1.26 1.19 1.44           Δ 17/18 Δ 18/19 Δ 19/20         MKT SHARE(1) Light (3.5-7.49t)   (0.4) p.p. (0.7) p.p. (1.0) p.p. M&H (≥7.5t)   (1.1) p.p. (2.2) p.p. 2.5 p.p.   Europe (*)   (0.6) p.p. (1.2) p.p. 0.4 p.p. ORDERS Light (3.5-7.49t)   17.1% (1.8%) (17.7%) M&H (≥7.5t)   (11.3%) (21.7%) (1.7%)   Europe   8.8% (6.6%) (14.5%) DELIVERIES Light (3.5-7.49t)   8.5% 9.1% (33.6%) M&H (≥7.5t)   1.0% (27.0%) (13.4%)   Europe   6.2% (1.3%) (29.3%)

Geographic Information The composition of our regions part of the geographic information is as follow: North America: United States, Canada and Mexico; Europe: member countries of the European Union, European Free Trade Association, Ukraine, and Balkans; South America: Central and South America, and the Caribbean Islands; and Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine), and African continent and Middle East.. Market Share / Market Position Data Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries. In this presentation, management estimates of past market-share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of the World markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles regions are defined as: Europe (the EU 27 countries where Commercial Vehicles competes, excluding United Kingdom and Ireland, for market share and total industry volume “TIV” reporting purpose); South America (Brazil, Argentina and Venezuela) and RoW (Russia, Turkey, South East Asia, Australia, New Zealand). In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

Non-GAAP Financial Measures CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS. CNH Industrial non-GAAP financial measures are defined as follows: Adjusted EBIT: is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other postemployment benefit costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. Adjusted EBITDA: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments). Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax. Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end. Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items and non-recurring tax charges or benefits. Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items. Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities. Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities. Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations. ROIC: applied to Industrial Activities, only, is defined as ratio between Adjusted EBIT after-tax and the average invested capital, which includes third party Debt plus Equity less Goodwill. It is computed using last twelve months figures (twelve months rolling basis). The tables attached to this presentation provide reconciliations of the non-GAAP measures used in this presentation to the most directly comparable GAAP measures.

Investor Relations Team e-mail: investor.relations@cnhind.com website: www.cnhindustrial.com Federico Donati – Head of Global Investor Relations ( +44 (207) 76 - 60386 ( +39 (011) 00 - 71929 Noah Weiss – Investor Relations North America ( +1 (630) 887 - 3745 Giovanni Somajni – Investor Relations Europe ( +44 (207) 76 - 60369